

Mail Stop 3030

March 5, 2010

Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street
Suite 8E
Brokklyn, New York 11220

   Re: **IEH Corporation**
      Form 10-K and Amendment No. 1 to Form 10-K for the fiscal year
       ended March 27, 2009
      Filed July 10, 2009 and August 6, 2009
      Forms 10-Q for the quarterly periods ended June 26, September 25,
       and December 25, 2009
      File No. 000-05278

Dear Mr. Knoth:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 27, 2009

Controls and Procedures, page 20

1.   You disclose that you carried out an evaluation of the effectiveness of your
        disclosure controls and procedures 'within 90 days of the filing' of your Form 10-
        K. Please note that Rule 13a-15(b) of the Exchange Act requires your
        management to evaluate, with the participation of your principal executive and
        principal financial officers, the effectiveness of your disclosure controls and
        procedures, as of the end of the period covered by the report. Please, amend the
        filing to disclose the appropriate conclusion as required by Item 307 of Regulation
        S-K - i.e., remove the reference to 'within 90 days of the filing'.

2.   We note your disclosure regarding your officers' conclusions about the
        effectiveness of the Company's disclosure controls and procedures. While you
        are not required to include the definition of disclosure controls and procedures in
        your conclusion, when you do, all of the language that appears following the word
        "effective" in your conclusion must be consistent with and not modify the
        language that appears in the definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that
        definition.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 27, 2009

Exhibit 31.1 and 31.2

3.   We note that paragraph four of the certification required by Exchange Act Rule
        13a-14(a) omits the introductory language in paragraph 4 referring to internal
        control over financial reporting. Please file an amendment to the Form 10-K with
        a new, corrected certification. Please similarly amend your June 26, September
        25, and December 25, 2009 Forms 10-Q.

4.   We also note the following in the certifications required by Exchange Act Rule 13a-14(a):

    a.   In paragraph 4, the word 'Exchange' was replaced with the word '1934', the Exchange Act rule references of '13a-15(e) and 15d-15(e)' were replaced with '13a-14 and 15d-14, and the word 'we' was added towards the end of the paragraph;

    b.   In paragraph 4(a), the phrase 'including its consolidated subsidiaries,' was removed and the word 'entities' was replaced with 'Company';

    c.   In paragraph 4(b) you replaced the word 'purposes' with 'purposed';

    d.   In paragraphs 1, 2, 3, 4, and 5, punctuation was revised and the word 'and' was added in paragraphs 4(a), 4(b), and 5 and removed in paragraph 4(d);

    e.   In paragraphs 5, 5(a), and 5(b), an 's' was added to the end of the word 'control' and in paragraph 5 an 's' was removed from the end of the word 'functions';

    f.   In paragraph 5(a), the words 'and material weaknesses' were removed, the words 'are reasonably likely to' were replaced with 'could', the word 'information' was replaced with 'data', and the words 'and have identified for the registrant's auditors any material weaknesses in internal controls' was added; and

    g.   In paragraph 5(a) and (b), the words 'over financial reporting' were removed.

    In future filings, including any amendments, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 25, 2009

Financial Statements, page 2

Balance Sheets, page 4 and Note 6. Accounts Receivable Financing, page 16

5.   Please tell us why you reflect a net debit balance of $157,544 within your current liabilities related to the overpayment of your accounts receivable financing. Explain the basis for your classification and why the amount was not classified as an asset. Please describe to us the circumstances that resulted in you overpaying this account.

As appropriate, please amend your March 27, 2009 Form 10-K and your June 26, September 25, and December 25, 2009 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant